21002486

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 03 2021

Washington DC 413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-69379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICG CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 SOUTH COLLEGE ST, SUITE 1610
(No. and Street)

CHARLOTTE (City) NC (State) 28244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANN DEGENSHEIN 360-833-1484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3535 ROSWELL RD, SUITE 32 (Address) MARIETTA (City) GA (State) 30062 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ICG Capital

ICG CAPITAL SECURITIES, LLC

Financial Statements

as of and for the year ended

December 31, 2020

and

Report of Independent Registered Public
Accounting Firm

REVISED REPORT

OATH OR AFFIRMATION

I, SCOTT UPTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICG CAPITAL SECURITIES, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

JESSICA ANDERSEN
MY COMMISSION EXPIRES
NOTARY PUBLIC
SEPTEMBER 8, 2024
MECKLENBURG COUNTY, NC

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ICG Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ICG Capital Securities, LLC as of December 31, 2020, the related statements of income and changes in member's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ICG Capital Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ICG Capital Securities, LLC 's management. Our responsibility is to express an opinion on ICG Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of ICG Capital Securities, LLC's financial statements. The supplemental information is the responsibility of ICG Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 22, 2021

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

ICG CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 4,526,712
Accounts receivable - trade	78,189
Prepaid expenses	141,152
TOTAL CURRENT ASSETS	4,746,053
FIXED ASSETS	
Fixed assets, net	11,197
Operating lease right of use assets	177,839
TOTAL FIXED ASSETS	189,036
OTHER ASSETS	
Refundable deposits	4,617
TOTAL OTHER ASSETS	4,617
TOTAL ASSETS	$ 4,939,706

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable - trade	$ 9,727
Operating lease liability	36,942
Deferred revenue	117,500
Deferred rent	216
TOTAL CURRENT LIABILITIES	164,385
LONG-TERM LIABILITIES	
Operating lease liability	140,897
TOTAL LONG-TERM LIABILITIES	140,897
TOTAL LIABILITIES	305,282
MEMBER'S EQUITY	
Member's equity	4,634,424
TOTAL MEMBER'S EQUITY	4,634,424
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,939,706

ICG CAPITAL SECURITIES, LLC
STATEMENT OF INCOME
For the year ending December 31, 2020

REVENUES	
Securities revenue	$ 10,294,286
Expense reimbursement revenue	51,222
TOTAL REVENUES	10,345,508
EXPENSES	
Regulatory fees and expenses	26,648
Rents	33,064
Taxes	56,378
Compensation and related benefits	1,808,084
Computer and internet expense	34,836
Consulting and professional fees	50,458
Sponsorships and networking	3,117
Travel expenses	26,813
Pension expense	114,000
Meals and entertainment	33,866
Depreciation and amortization	1,163
Referral fees	26,000
Other expenses	95,527
TOTAL EXPENSES	2,309,954
OTHER INCOME (EXPENSE)	
Interest and dividend income	38
Interest expense	(68)
TOTAL OTHER INCOME (EXPENSE)	(30)
NET INCOME	$ 8,035,524

ICG CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ending December 31, 2020

MEMBER'S EQUITY, January 1, 2020	$ 1,970,900
Distributions	(5,372,000)
Net income	8,035,524
MEMBER'S EQUITY, December 31, 2020	$ 4,634,424

ICG CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the year ending December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	8,035,524
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,163
Changes in operating assets and liabilities:		
Accounts receivable - trade		(78,189)
Prepaid expenses		(140,496)
Accounts payable - trade		2,482
Accrued profit sharing		(56,000)
Deferred revenue		(190,000)
Deferred rent		(1,299)
NET CASH PROVIDED BY OPERATING ACTIVITIES		7,573,185
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(4,402)
NET CASH USED IN INVESTING ACTIVITIES		(4,402)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(5,372,000)
NET CASH USED IN FINANCING ACTIVITIES		(5,372,000)
Net increase in cash and cash equivalents		2,196,783
Cash and cash equivalents at the beginning of year		2,329,929
Cash and cash equivalents at the end of year	$	4,526,712
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$	68
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases	$	43,794

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

ICG Capital Securities, LLC (the "Company") was formed as a North Carolina limited liability company in October 2013 and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). The Company is in the business to sell private place offerings, engage in Merger & Acquisition transactions, and pay/receive referral fees, commissions and other related income to or from other Broker/Dealers. The Company received its approval for FINRA membership on April 2, 2014.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles as required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Concentrations

The Company maintains its cash balances in one financial institution located in Charlotte, North Carolina. Generally, balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per account including all certificate of deposit and money market accounts. At times during the year, the Company maintained a balance in excess of the FDIC limit. As of December 31, 2020, the Company had approximately $4,300,000 in uninsured cash balances. In 2020, there were four customers that represented 87% of the Company's total revenue.

S Corporation – Income Tax Status

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation for federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no income tax provision or liability for federal income taxes has been included in the financial statements.

As of December 31, 2020, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Management has determined collectability of accounts receivable is reasonably assured. All accounts receivable are due upon receipt of services. The Company records an allowance for doubtful accounts and maintains a policy for fully reserving aged receivables 91 days or older. The Company does not deem an allowance necessary as of December 31, 2020.

Property and Equipment

Property and equipment are stated at cost. For financial reporting, depreciation is computed using the straight-line method and the Modified Accelerated Cost Recovery System is used for tax purposes. The following are the useful lives of assets by category:

Office and computer equipment	5-7 years
Furniture and fixtures	5-7 years

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2021, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Revenue Recognition

On January 1, 2018 the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customer that fall within its cope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over good or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end. Services within the scope of ASC 606 include advisory fees from fundraising activities and investment banking / merger & acquisition advisor services. Refer to Note G for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancelable operating leases, for office space, office equipment and a vehicle. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The Company made an accounting policy election by class of underlying asset, for office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

The Company is evaluating new accounting standards and will implement as required.

NOTE B – LEASES

The Company has obligations as a lessee for office space, office equipment and a vehicle with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Payments due under the lease contracts include fixed payments plus, for one of the Company's leases, variable payments. The Company entered into a new five year lease, effective December 1, 2020, which requires variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2020:

The average discount rate was 6% and the weighted average remaining lease term for operating leases is 4 years and 5 months.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are as follows:

2021	$ 46,829
2022	47,717
2023	42,396
2023	36,189
2023	34,085
Total undiscounted lease obligation	207,216
Less imputed interest rate	(29,377)
Total lease liabilities	$ 177,839

NOTE C – PROPERTY AND EQUIPMENT

The Company reported $1,163 of depreciation expense for 2020. Property and equipment are depreciated over a five to seven-year useful life and consists of the following as of December 31, 2020:

Office furniture and computer equipment	$ 14,743
Less: Accumulated depreciation	(3,546)
Total fixed assets, net	$ 11,197

NOTE D –REGULATORY REQUIRMENTS

The Company was exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule through October 1, 2020. As of October 2, 2020, the Company ceased claiming the exemption and is now operating under the "Non-Covered Firm" provision. The Company has met the identified conditions of footnote 74 to SEC Release 34-700073 from October 2, 2020 and December 31, 2020.

NOTE E – COMMITTMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2020, or during the year then ended.

NOTE F – CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or liabilities divided by 15 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio may change from day to day, but as of December 31, 2020, were as follows:

Net capital $4,399,269
Excess net capital $4,390,772
Net capital ratio (ratio of indebtedness to capital) 0.029 to 1

NOTE G –REVENUE FROM CONTRACTS WITH CUSTOMERS: ADVISORY FEES FROM FUNDRAISING ACTIVITIES AND INVESTMENT BANKING / MERGER AND ACQUISITION (M&A) SERVICES

The Company provides fundraising and investment banking / merger & acquisition advisory services under agreements for which the Company charges customers fees.

These agreements with customers generally contain a non-refundable retainer or other form of upfront fee, as well as a success fee, which may be a fixed amount or represent a percentage of value that the customer receives, if and when the activity is completed ("success fee"). The retainer or other form of upfront fee often reduces any success fee subsequently invoiced upon the completion of the Company's services. The Company has evaluated its nonrefundable retainer or other form of upfront fee payments, to ensure that its fee relates to the transfer of a good or services, as a distinct performance obligation, in exchange for the retainer or other form of upfront fee. If a promised good or services is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct or until completion of the Company's services. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer or other form of upfront fee classified as deferred revenue on the Statement of Financial Condition.

As of December 31, 2020, deferred revenue was $117,500.

NOTE H – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

ICG CAPITAL SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

Member's equity		$ 4,634,424
Less:		
Other nonallowable assets		
Accounts receivable - trade		78,189
Prepaid expenses		141,152
Fixed assets, net		11,197
Operating lease right of use assets		177,839
Refundable deposits		4,617
Total nonallowable assets		412,994
Addback right of use assets (to the extent of the related liability below)		177,839
Net capital		$ 4,399,269
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 8,497	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(8,497)
Excess net capital		$ 4,390,772
Aggregate indebtedness		$ 127,443
Percentage of indebtedness to capital		2.90%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Amended Form X-17A-5 report dated December 31, 2020.

SCHEDULE II - COMPUTATION FOR DETERMINING OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

As of December 31, 2020

A computation of reserve requirements is not applicable to ICG Capital Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i) from January 1, 2020 to October 1, 2020. The Company operated under Footnote 74 to SEC Release 34-70073 as discussed in Questions and Answers #8 of the related FAQ issued by SEC staff, for the period October 2, 2020 to December 31, 2020.

Information relating to possession or control requirements is not applicable to ICG Capital Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i) from January 1, 2020 to October 1, 2020. The Company operated under Footnote 74 to SEC Release 34-70073 as discussed in Questions and Answers #8 of the related FAQ issued by SEC staff, for the period October 2, 2020 to December 31, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ICG Capital Securities, LLC.

We have reviewed management's statements, included in the accompanying ICG Capital Securities, LLC.'s Annual Exemption Report, in which ICG Capital Securities, LLC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which ICG Capital Securities, LLC. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) for the period January 1, 2020 to October 1, 2020 and claimed an exemption from 17 C.F.R. §240.17a-5 under Footnote 74 of 17a-5 (the "exemption provisions") and ICG Capital Securities, LLC. stated that ICG Capital Securities, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. ICG Capital Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ICG Capital Securities, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 and an exemption from 17 C.F.R. §240.17a-5 under Footnote 74 of 17a-5 (the "exemption provisions") under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 22, 2021

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Assertions Regarding Rule 15c3-3 Exemption Provisions

We, as members of management of ICG Capital Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision 1/1/20 through 10/1/20

The Company claimed exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provision without exception throughout the period ending January 1, 2020 through October 1, 2020.

Exemption Replaced by "Non-Covered" Firm Interpretation 10/2/20 through 12/31/20

As of October 2, 2020, the Company ceased claiming an exemption from SEC Rule 15c3-3 after executing a revised FINRA Membership Letter stating it operated under the "Non-Covered Firm" provision. The Membership Letter change was stipulated by FINRA staff in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Question & Answer 8 of the related FAQ issued by SEC staff.

Statement Regarding Claiming No Exemption

The Company met the identified conditions of footnote 74 to SEC Release 34-70073 throughout the period 10/2/2020 through 12/31/20 without exception.

ICG Capital Securities, LLC

By:

Scott Upton, Chief Executive Officer
February 11, 2021

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
ICG Capital Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by ICG Capital Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating ICG Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. ICG Capital Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on ICG Capital Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of ICG Capital Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 22, 2021

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

ICG CAPITAL SECURITIES, LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
For the year ending December 31, 2020

	Amount
Total assessment	$ 15,370
SIPC-6 general assessment Payment made on August 31, 2020	(6,435)
SIPC-7 general assessment Unpaid as of report date	-
Total assessment balance (overpayment carried forward)	$ 8,935